EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three months ended
	March 31,
	2005	2004

Net income available to common shareholders	$34,037	$27,143

Add:
Portion of rents representative of the interest factor	234	241
Interest on indebtedness	30,603	27,733
Preferred dividends	2,525	1,266
Amortization of debt cost	433	349
Net income as adjusted	$67,832	$56,732

Fixed charges and preferred dividends:
Interest on indebtedness	$30,603	$27,733
Capitalized interest	700	1,342
Preferred dividends	2,525	1,266
Amortization of debt cost	433	349
Portion of rents representative of the interest factor	234	241
Fixed charges and preferred dividends	$34,495	$30,931

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED DIVIDENDS	1.97	1.83

Net income available to common shareholders	$34,037	$27,143
Depreciation and amortization	29,216	25,411
Gain on sale of properties	(4,090)	(317)
Funds from operations	59,163	52,237
Add:
Portion of rents representative of the interest factor	234	241
Preferred dividends	2,525	1,266
Interest on indebtedness	30,603	27,733
Amortization of debt cost	433	349
Funds from operations as adjusted	$92,958	$81,826

RATIO OF FUNDS FROM OPERATIONS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS	2.69	2.65